MEMORANDUM
TO:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 5, 2015
SUBJECT:	Response to Comments to the Proxy Statement filed as PRE14A on January 16, 2015 for Curian Variable Series Trust ("CVST" or "Registrant") File Nos: 333-177369 and 811-22613 (the "Proxy Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on January 26, 2015 to the Proxy Statement.

The comments are repeated below in italics, with responses immediately following. We have also included the proposed revised pages from the Proxy Statement, as applicable.

1.	General Comments

a.	Please confirm that information will be provided for all blank items in the Proxy Statement.

RESPONSE:The Registrant confirms that information will be provided for all blank items in the definitive Proxy Statement filing, which will be filed as DEF14A.

b.
Please revise the language on the Notice Section and in the body of the Proxy Statement to reflect that each Fund's shareholders will be voting separately to approve the new investment advisory agreement.

RESPONSE:The Registrant has made the requested changes to the Notice Section and throughout the body of the Proxy Statement to reflect that each Fund's shareholders will be voting separately to approve the new investment advisory agreement.

c.
In accordance with Form 14A, Item 22(b)(1), instruction 5, for the Board of Trustees, please state the principal business of any company listed under "Principal Occupation(s) During the Past 5 Years" unless the principal business is implicit in its name.

RESPONSE: The Registrant has updated the disclosure for the Board of Trustees on pages 5 and 6 of the Proxy Statement to state the nature of the business in all situations where the principal business is not implicit in its name.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721  Fax: (312) 730-9757  email: diana.gonzalez@jackson.com

d.
On page 13 of the Proxy Statement, please clarify whether the Contract Owners will be voting on the changes to the expense limitation agreements while also voting on the approval of the investment advisory agreement with Jackson National Asset Management, LLC.

RESPONSE: The Registrant has updated the language on Page 13 of the Proxy Statement to reflect that the Contract Owners will not be voting on the changes to the expense limitation agreements, as underlined in the following:

In connection with the proposed change in investment adviser, it is also contemplated that each Fund's name will be changed to reflect JNAM's role as its investment adviser.  As a result of the proposed change, we do not anticipate that there will be any changes to any of the Fund's investment objective or strategies.  It is expected that the appointment of JNAM as investment adviser will not result in any Fund incurring a change in the advisory fee or higher "Total Annual Fund Operating Expenses" than is now the case.  Certain Funds currently have contractual waivers in place that will be either reduced or terminated as of April 27, 2015, which was approved by the Board of Trustees of the Trust at the January 8, 2015 Special Meeting of the Board and is not subject to Contract Owner approval, but none of these reductions or terminations will result in higher "Total Annual Fund Operating Expenses" than is now the case.  Further, the Board has also approved a reduction of 5 basis points for Funds with 12b-1 fees and a reduction of 5 basis points in Administration fees for certain Funds, which will be effective on April 27, 2015.  In fact, many Funds will have an overall reduction in fees as a result of the proposed change.

e.	Please clarify in the Proxy Statement the options that the Board of Trustees will consider if the JNAM Agreement is not approved by Contract Owners.

RESPONSE: The Registrant has added a section entitled, "CONTINGENCY PLAN" to the top of page 28, with the following language:

CONTINGENCY PLAN

As discussed in Proposal 2, it is proposed that all Funds approve a new investment advisory agreement with JNAM.  If Proposal 2 (approval of the JNAM Agreement) is not approved as of the Effective Date, the Board (as composed at that time) will consider what actions are appropriate and in the best interests of Contract Owners, including the possible appointment of an interim investment adviser (which may be JNAM), the continued retention of Curian Capital as investment adviser, or other possible alternatives.  Similarly, if Proposal 3 is not approved by Contract Owners, the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in that Fund.

f.	On Page 14 of the Proxy Statement, please update the headings on Table 1 to clarify that the columns represent both the current and proposed advisory fees.

RESPONSE: The Registrant has updated the headings of Table 1 to reflect that the columns represent both the current and proposed advisory fees.

g.
On Pages 22 and 25 of the Proxy Statement, please move the Board Considerations language that is currently located in Exhibit A into the body of the Proxy Statement given its importance for Contract Owners in making their decision.

RESPONSE: The Registrant has moved Exhibit A into the body of the Proxy Statement.

h.
In accordance with Form 14A, Item 22(c)(11)(i), for the Board Considerations, please provide additional disclosure about whether the Board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients.  If the Board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the Board in determining to recommend that the shareholders approve the advisory contract.

RESPONSE: The Registrant has updated the language in the Proxy Statement under Board Considerations to reflect that the Board compared the services to be rendered and the amounts to be paid

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

under the proposed advisory contract with the services and amounts paid under the Funds' current contract, noting that each will be substantially the same.

i.	In accordance with Form 14A, Item 22(d), please state whether any action will be taken with respect to a Distribution Plan.

RESPONSE: The Registrant confirms that it is not proposing any Contract Owner action to be taken with respect to the Trust's Distribution Plan.  Therefore, the requirements of Form 14A, Item 22(d) do not apply to the Proxy Statement.

j.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:File

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

SEC Comment 1b

NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 2, 2015

NOTICE IS HEREBY GIVEN that a Joint Special Meeting (the "Meeting") of shareholders ("Shareholders") of Curian Variable Series Trust, a Massachusetts business trust ("Trust"), will be held at the offices of Jackson National Life Insurance Company, 1 Corporate Way, Lansing, Michigan 48951 on April 2, 2015 at 9:00 a.m., Eastern Time, to consider and act upon the following proposals and to transact such other business as may properly come before the Meeting or any adjournments thereof:

1.	Each Fund's Shareholders, voting separately : To vote on the election of six individuals as Trustees of the Trust.

2.	Each Fund's Shareholders, voting separately : To approve a new investment advisory and management agreement with Jackson National Asset Management, LLC ("JNAM").

3.	Shareholders of the Curian Long Short Credit Fund only, voting separately: To approve a new Investment Sub-Advisory Agreement between JNAM and PPM America, Inc. ("PPM"), under which PPM would serve as sub-adviser to the Fund.

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Trustees of the Trust ("Board") unanimously recommends that shareholders vote FOR the new agreement.

The persons named as proxies will vote in their discretion on any other business that may properly come before the Meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on February 6, 2015, the record date for this Meeting, shall be entitled to notice of, and to vote at, the Meeting or any adjournments thereof. The issuing insurers have fixed the close of business on March 31, 2015 as the last day on which voting instructions will be accepted.

If the necessary quorum to transact business or the vote required to approve the Proposal is not obtained at the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting, in accordance with applicable law, to permit further solicitation of proxies with respect to the Proposal. Any such adjournment will require the affirmative vote of the holders of a majority of the shares of the concerned Fund present in person or by proxy at a Meeting.  The persons named as proxies will vote FOR any such adjournment those proxies which they are entitled to vote in favor of the Proposal and will vote AGAINST any such adjournment those proxies to be voted against the Proposal.

YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR VOTING INSTRUCTIONS CARD PROMPTLY.

By Order of the Board of Trustees,

Susan S. Rhee
Vice President, Chief Legal Officer, & Secretary

February 19, 2015
Denver, Colorado

SEC Comment 1b

PROXY STATEMENT
JOINT SPECIAL MEETING OF SHAREHOLDERS

April 2, 2015

This proxy statement is furnished in connection with the solicitation by and on behalf of the Board of Trustees ("Trustees" or "Board") of Curian Variable Series Trust, a Massachusetts business trust ("Trust"), of proxies to be voted at a Joint Special Meeting ("Meeting") of shareholders of the 55 Funds of the Trust (the "Funds"), to be held on April 2, 2015, at 9:00 a.m. Eastern Time, in the offices of Jackson National Life Insurance Company ("Jackson"), 1 Corporate Way, Lansing, Michigan 48951, and any adjournment thereof, for the purposes set forth in the accompanying Notice of Joint Special Meeting of Shareholders ("Notice").

The purpose of the Meeting is to consider and act upon the following proposal and to transact such other business as may properly come before the Meeting or adjournments thereof:

1.	Each Fund's Shareholders, voting separately : To vote on the election of six individuals as Trustees of the Trust.

2.	Each Fund's Shareholders, voting separately : To approve a new investment advisory and management agreement with Jackson National Asset Management, LLC ("JNAM").

3.	Shareholders of the Curian Long Short Credit Fund only, voting separately: To approve a new Investment Sub-Advisory Agreement between JNAM and PPM America, Inc. ("PPM"), under which PPM would serve as sub-adviser to the Fund.

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Notice, this Proxy Statement, and the accompanying voting instructions card were first mailed on or about February 19, 2015.

Additional Information

Additional information regarding the Trust can be found in the Trust's most recent annual and semi-annual reports to shareholders.

THE TRUST'S MOST RECENT ANNUAL AND SEMI-ANNUAL REPORTS TO SHAREHOLDERS, WHICH INCLUDE AUDITED FINANCIAL STATEMENTS OF THE TRUST AS OF DECEMBER 31, 2014 (audited) AND JUNE 30, 2014 (unaudited), MAY BE OBTAINED WITHOUT CHARGE BY CALLING 1-800-644-4565 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), by writing Curian Variable Series Trust, P.O. Box 30314, Lansing, Michigan 48909-7814 or by visiting www.jackson.com.

VOTING INSTRUCTIONS

Quorum and Voting

The Agreement and Declaration of Trust for Curian Variable Series Trust, dated September 7, 2011 ("Declaration of Trust"), provides that the holders of a majority of the shares entitled to vote at the meeting shall constitute a quorum for the transaction of business at a Shareholders' meeting, and that a majority of the aggregate number of shares in any Fund that are entitled to vote shall be necessary to constitute a quorum for the transaction of business by that Fund at a Shareholders' meeting.

The Declaration of Trust further provides that shares may be voted in person or by proxy. A proxy with respect to shares held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to the exercise of the proxy the Trust receives a specific written notice to the contrary from any one of them.  A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving its invalidity shall rest on the challenger.  At all meetings of Shareholders, unless inspectors of election have been appointed, all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by the chairman of the meeting.  A proxy shall

SEC Comment 1b

SUMMARY OF PROPOSALS

Proposal	Shareholders Entitled to Vote
1.To vote on the election of six individuals as Trustees of the Trust.	Each Fund's Shareholders, voting separately
2.To approve a new investment advisory and management agreement with Jackson National Asset Management, LLC ("JNAM").	Each Fund's Shareholders, voting separately
3.For the Curian Long Short Credit Fund, to approve a new Investment Sub-Advisory Agreement between JNAM and PPM America, Inc. ("PPM"), under which PPM would serve as sub-adviser to the Fund.	Shareholders of Curian Long Short Credit Fund, voting separately

PROPOSAL 1: TO VOTE ON THE ELECTION OF SIX INDIVIDUALS AS TRUSTEES OF THE TRUST.

Introduction

At a Board meeting held on January 8, 2015, the Board of Trustees (the "Board") of the Trust determined that it would be in the best interests of the Trust and its shareholders to elect the proposed slate of Trustees, including one Interested Trustee, Mark D. Nerud, and five independent Trustees.  Information on the Trustees is provided below.

Required Vote

An affirmative vote of a plurality of the shares, present in person or represented by proxy at the Meeting is required to elect the nominees.  It is the intention of the persons named in the enclosed proxy to vote the shares represented by them for the election of the nominees listed below unless the proxy is marked otherwise.

Structure of the Board

Currently, the Board of Trustees for the Trust consists of five members.  All of the current Trustees are "Independent Trustees," i.e., they are not "interested persons" of the Trust as defined in the Investment Company Act of 1940, as amended (the "1940 Act").

Under the proposed structure, the Board will consist of six members, one of whom would be an "interested person" and five of whom would be Independent Trustees.  Each of the current Independent Trustees (Messrs. Agostine, Contillo, Taylor, Wehrle, and Wetzel) currently serves as a Trustee of other entities advised by Curian Capital, LLC ("Curian Capital").

Shareholders of the Trust can communicate directly with the Board of Trustees by writing to the Chair of the Board, David W. Agostine, c/o Curian Variable Series Trust, 7601 Technology Way, Denver, Colorado 80237.  Shareholders can communicate directly with an individual Trustee by writing to that Trustee at 7601 Technology Way, Denver, Colorado 80237.  Such communications to the Board or individual Trustees are not screened before being delivered to the addressee.

At the January 8, 2015 Board meeting, the Board approved resolutions calling for this Special Meeting of shareholders for the purpose, among other things, of electing the proposed Trustees.

A shareholder using the enclosed voting instruction form may authorize the proxies to vote for all or any of the Trustees or may withhold from the proxies authority to vote for all or any of the Trustees. In the event a vacancy occurs on the Board by reason of death, resignation or a reason other than removal by the shareholders, the remaining Trustees shall appoint a person to fill the vacancy for the entire unexpired term.

The following tables list the Trustees and officers of the Trust, and provide their present positions and principal occupations during the past five years. The following tables also list the number of portfolios overseen by the each Trustee and other directorships of public companies or other registered investment companies held by them.

SEC Comments 1c

For purposes of these tables, the term "Fund Complex" includes each of the following investment companies:  Curian Variable Series Trust (55 portfolios) and Curian Series Trust (3 portfolios).  The term "Fund Complex" does not include other funds that are a part of the same group of investment companies, including funds sponsored by Jackson.

The Board has approved fifteen Fund mergers that will be considered for approval by the respective Funds' shareholders at meetings scheduled to take place on April 2, 2015.  The Board also approved four Fund mergers which do not require shareholder approval.  The mergers are intended to be effective as of the close of business on April 24, 2015.  If all mergers are consummated, the Trust will consist of 36 portfolios and the Fund Complex will consist of 39 portfolios.

Independent Trustee Nominees

Name, Address and (Age)	Position(s) Held with Trust (Length of Time Served)	Number of Portfolios in Fund Complex to be Overseen by Trustee
Independent Trustees
David W. Agostine (53) 7601 Technology Way Denver, CO 80237	Chairman of the Board and Trustee[1] (10/2011 to present)	58
Principal Occupation(s) During Past 5 Years:
President, Cachematrix Holdings, LLC (software company) (12/2013 to present); Principal, Market Metrics, LLC (market research firm) (01/2011 to 12/2013); President, Dividend Capital Investments, Inc. (investment manager) (2007 to 12/2011)

Other Directorships Held by Trustee During Past 5 Years: Trustee, Curian Series Trust (11/2010 to present); Trustee, Dividend Capital Investments, Inc. (2007 to 12/2011)
Gregory P. Contillo (59) 7601 Technology Way Denver, CO 80237	Trustee[1] (10/2011 to present)	58
Principal Occupation(s) During Past 5 Years:
President, Crystal River Partners (consulting company) (2005 to present); President of MKA Capital Group Advisors, LLC (manager of funds and real estate assets and developments) (2007 to 2008)

Other Directorships Held by Trustee During Past 5 Years: Trustee, Curian Series Trust (9/2011 to present)
Dylan E. Taylor (44) 7601 Technology Way Denver, CO 80237	Trustee[1] (10/2011 to present)	58
Principal Occupation(s) During Past 5 Years:
Global Chief Operating Officer, Colliers International (commercial real estate advisory firm) (7/2014 to present); Chief Executive Officer, Americas, Colliers International (commercial real estate advisory firm) (06/2009 to present); President, Grubb & Ellis Company (commercial real estate advisory firm) (5/2008 to 6/2009); Executive Vice President, Grubb & Ellis Company (1/2008 to 6/2009); President – Corporate Services Group, Grubb & Ellis Company (10/2007 to 6/2009)

Other Directorships Held by Trustee During Past 5 Years: Trustee, Curian Series Trust (07/2013 to present)
Mark S. Wehrle (58) 7601 Technology Way Denver, CO 80237	Trustee[1] (07/2013 to present)	58
Principal Occupation(s) During Past 5 Years:
Broker, RE/MAX Professionals (04/2011 to present); Adjunct Professor of Accounting, University of Denver School of Accountancy (01/2011 to present); Partner, Deloitte & Touche LLP (09/1987 to 01/2011)

Other Directorships Held by Trustee During Past 5 Years: Trustee, Curian Series Trust (07/2013 to present)

Name, Address and (Age)	Position(s) Held with Trust (Length of Time Served)	Number of Portfolios in Fund Complex to be Overseen by Trustee
Scot T. Wetzel (46) 7601 Technology Way Denver, CO 80237	Trustee[1] (10/2011 to present)	58
Principal Occupation(s) During Past 5 Years:
Founder, Managing Director & Chief Executive Officer, Crestmoor Advisors, LLC (advisor on the financial services industry) (2010 to present); Chief Executive Officer, United Western Bancorp, Inc. (financial services company) (2005 to 2010)

Other Directorships Held by Trustee During Past 5 Years: Trustee, Curian Series Trust (11/2010 to present); Inside Director of United Western Bancorp, Inc. (12/2005 to 4/2010)

[1] The Chairman of the Board, interested and independent Trustees are elected to serve for an indefinite term.

Interested Trustee Nominee

Name, Address and (Age)	Position(s) Held with Trust (Length of Time Served)	Number of Portfolios in Fund Complex to be Overseen by Trustee
Interested Trustee
Mark D. Nerud (48) [1] 1 Corporate Way Lansing, MI 48951	Trustee[2] (4/2015 to present)	55
Principal Occupation(s) During Past 5 Years:
Chief Executive Officer of JNAM (1/2010 to present); President of JNAM (1/2007 to present); President and Chief Executive Officer of funds sponsored by Curian Capital, LLC that are in the same group of other investment companies advised by JNAM (8/2014 to present); Managing Board Member of Curian Capital, LLC (1/2011 to present) and Curian Clearing LLC (1/2011 to present); Managing Board Member of JNAM (1/2007 to 12/2010); President and Chief Executive Officer of other Investment Companies advised by JNAM (12/2006 to present)

Other Directorships Held by Trustee During Past 5 Years: Trustee, JNL Series Trust and JNL Investors Series Trust (1/2007 to present); Manger, JNL Variable Fund LLC (1/2007 to present); Manager, JNL Strategic Income Fund LLC (8/2012 to present)

[1] Mark Nerud is an "interested person" of the Trust due to his position with Jackson National Asset Management, LLC.

[2] The Chairman of the Board, interested and independent Trustees are elected to serve for an indefinite term.

Current Officers

Name, Address and (Age)	Position(s) Held with Trust (Length of Time Served)	Number of Portfolios in Fund Complex to be Overseen by Trustee
Officers
Emily Bennett (31) 1 Corporate Way Lansing, MI 48951	Assistant Secretary (5/2012 to present)	Not Applicable
Principal Occupation(s) During Past 5 Years:
Senior Attorney of Jackson National Asset Management, LLC ("JNAM") (10/2013 to present); Assistant Secretary of other funds sponsored by Curian Capital, LLC that are in the same group of other investment companies advised by JNAM (5/2012 to present); Attorney of JNAM (11/2011 to 10/2013); Departmental Specialist, Michigan Public Health Institute (7/2010 to 10/2011); Legal Assistant, Guyselman & Ehnis-Clark (4/2009 to 7/2010)

SEC Comment 1d

PROPOSAL 2: TO APPROVE A NEW INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT WITH JACKSON NATIONAL ASSET MANAGEMENT, LLC.

Introduction

Curian Capital, LLC ("Curian Capital") is located at 7601 Technology Way, Denver, Colorado 80237 and currently serves as each Fund's investment adviser and administrator and is responsible for each Fund's overall investment strategy and its implementation.  Jackson National Life Distributors LLC, an affiliate of Curian Capital, which is also located at 7601 Technology Way, Denver, Colorado 80237, is the principal underwriter of the Funds.

As investment adviser to the Funds of the Trust, Curian Capital oversees the investments of the Funds, including overseeing the management of the Funds by the sub-advisers and recommending changes to the sub-advisers, as appropriate.  Curian Capital has served as investment adviser to each Fund of the Trust since the inception of the Trust.  Curian Capital is a wholly owned subsidiary of Jackson, which is in turn a wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom.  Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Jackson, the parent company of Curian Capital, in consultation with (i) Jackson Advisory Group ("JAG"), which was announced by Jackson in August, 2014 as having oversight of the management and administration of Jackson's asset management businesses, (ii) management of Curian Capital and (iii) JNAM, a registered investment adviser that also is a subsidiary of Jackson, has determined to recommend the transfer of the fund management business of Curian Capital into JNAM. Accordingly, at its meeting on January 8, 2015, the Board of Trustees of the Trust was asked to consider and approved the appointment of JNAM as the investment adviser and administrator to the Funds of the Trust.

The overall business rationale presented to the Board of Trustees of the Trust in support of the proposal to change the investment adviser and administrator of the Funds of the Trust from Curian Capital to JNAM was in order to better align the capabilities of its investment advisers and take advantage of the critical mass at JNAM.  Senior Management at Jackson and Curian Capital recognize that the originally anticipated benefits to Curian Capital from the creation of the Trust in 2011, including an expansion in market presence and a large asset management footprint, have not been realized.  As a result of the recognition that these benefits have not been fully achieved, it was recommended that Jackson consolidate the mutual funds sold through the Jackson Variable Annuity ("VA") products under a single investment adviser, JNAM, to take advantage of other potential benefits.  Since 2011, JNAM has grown in size and complexity launching 65 funds and adding 23 sub‐advisers. This activity has included liquid alternative strategies, including global long/short credit, risk parity, commodities, merger arbitrage, and convertible arbitrage amongst others.  JNAM currently serves as investment adviser to 115 funds comprising more than $163 billion in net assets, and ranks as the 29th largest mutual fund complex in the country.

Further, consolidation of all mutual funds under one investment advisor will result in a single fund complex with greater efficiencies in operations that can ultimately be shared with Jackson VA customers and the ability to leverage the larger scale to reduce and align fund fees.  Additionally, the transition from Curian Capital to JNAM as investment adviser and administrator will be efficient because (i) JNAM currently acts as the sub‐administrator for the CVST Funds; (ii) JNAM has significant subject matter expertise due to its current size, scope and complexity; and (iii) skilled and experienced JNAM personnel are already performing sub-adviser oversight functions on behalf of the CVST Funds.

To effect this change, shareholders of each Fund are being asked to approve a new investment advisory and management agreement between the Trust, on behalf of each Fund, and JNAM (the "JNAM Agreement").

In connection with the proposed change in investment adviser, it is also contemplated that each Fund's name will be changed to reflect JNAM's role as its investment adviser.  As a result of the proposed change, we do not anticipate that there will be any changes to any of the Fund's investment objective or strategies.  It is expected that the appointment of JNAM as investment adviser will not result in any Fund incurring a change in the advisory fee or higher "Total Annual Fund Operating Expenses" than is now the case.  Certain Funds currently have contractual waivers in place that will be either reduced or terminated as of April 27, 2015, which was approved by the Board of Trustees of the Trust at the January 8, 2015 Special Meeting of the Board and is not subject to Contract Owner approval, but none of these reductions or terminations will result in higher "Total Annual Fund Operating Expenses" than is now the case.  Further, the Board has also approved a reduction of 5 basis points for Funds with 12b-1 fees

SEC Comment 1f

The selection of JNAM as the Funds' investment adviser was unanimously approved by the Board at a meeting held on January 8, 2015, and if also approved by each Fund's shareholders, would become effective on or before April 27, 2015 (the "Effective Date").  If this proposal is approved with regard to any Fund, the Fund's current advisory agreement with Curian Capital and the Fund's sub-advisory agreement with the firm that serves as its sub-adviser, if applicable, will be terminated as of the Effective Date.

Information Concerning JNAM

JNAM is located at 225 West Wacker Drive, Chicago, Illinois 60606 and managed $[___] billion in assets under management as of December 31, 2014.  Prudential plc, the parent of Curian Capital, is also the parent of JNAM, the sponsor and investment adviser for the JNL Series Trust, JNL Variable Fund LLC, JNL Investors Series Trust, and JNL Strategic Income Fund LLC, which are in the same group of investment companies as the Trust.  JNAM, as the sponsor and investment adviser for the JNL Series Trust, JNL Variable Fund LLC, JNL Investors Series Trust, and JNL Strategic Income Fund LLC, is responsible for the overall investment strategy and its implementation of 119 separate funds.  Jackson Fund Services, a division of JNAM, serves as the Trust's Sub-Administrator, and JNAM serves as the Trust's transfer agent.  As Sub-Administrator for the Trust, JNAM assists with all necessary administrative functions and services for the operation of the Funds, and is thus utilizing JNAM's substantial experience as an administrator to mutual funds.

Current Advisory Agreement

The date of each Fund's current advisory agreement (the "Current Agreement") is December 19, 2011, including amendments thereto.  Each Fund's Current Agreement was last approved by the Board on December 10, 2014.

Approval of JNAM Agreement

Shareholders of each of the Funds are being asked to approve a new investment advisory agreement between the Trust, on behalf of each Fund, and JNAM.  The JNAM Agreement was unanimously approved by the Board voting in person at a Board meeting held on January 8, 2015.  The JNAM Agreement is attached hereto as Appendix A

Comparison of JNAM Agreement and Current Agreement

The terms of the JNAM Agreement are substantially similar to those of the Current Agreement.  The advisory fee for each Fund is staying the same and certain other fees are being reduced.  However, the contractual fee waivers currently in place for certain Funds will be removed.  Table 1 sets forth the current and proposed fee structures for each Fund assuming the JNAM Agreement is approved and implemented as to such Fund.  There is no change in the contractual advisory fees for any of the Funds.

Table 1

Fund [1]	Assets	Current and Proposed Advisory Fee (Annual Rate Based on Average Net Assets of each Fund)
Curian Guidance – Interest Rate Opportunities Fund	$0 to $500 million Over $500 million	0.15% 0.10%
Curian Guidance – Multi-Strategy Income Fund [3]	$0 to $500 million Over $500 million	0.15% 0.10%
Curian Guidance – Equity Income Fund	$0 to $500 million Over $500 million	0.15% 0.10%
Curian Guidance – Conservative Fund	$0 to $500 million Over $500 million	0.15% 0.10%
Curian Guidance – Moderate Fund	$0 to $500 million Over $500 million	0.15% 0.10%
Curian Guidance – Growth Fund	$0 to $500 million Over $500 million	0.15% 0.10%

SEC Comment 1g and 1h

willful misconduct, bad faith, reckless disregard or gross negligence of the sub-adviser in the performance of any of its duties or obligations hereunder or (ii) any untrue statement of a material fact contained in the Prospectus and SAI, proxy materials, reports, advertisements, sales literature, or other materials pertaining to any Fund by the sub-adviser or the omission to state therein a material fact known to the sub-adviser which was required to be stated therein or necessary to make the statements therein not misleading.

The Sub-Advisory Agreements provide that Curian Capital and the Trust shall not be liable for any losses, claims, damages, liabilities or litigation (including legal and other expenses) incurred or suffered by the sub-adviser as a result of any error of judgment or mistake of law by Curian Capital with respect to any Fund.  However, the Sub-Advisory Agreements also provide that the sub-adviser is not obligated to indemnify Curian Capital for losses arising out of (i) any willful misconduct, bad faith, reckless disregard or gross negligence of Curian Capital in the performance of any of its duties or obligations hereunder or (ii) any untrue statement of a material fact contained in the Prospectus and SAI, proxy materials, reports, advertisements, sales literature, or other materials pertaining to any Fund or the omission to state therein a material fact known to Curian Capital that was required to be stated therein or necessary to make the statements therein not misleading.

Compensation.  As compensation for the sub-advisers' services under the Sub-Advisory Agreements, the sub-advisers are entitled to receive from Curian Capital an annual fee, accrued daily and paid monthly on the average daily net assets of each Fund.  Curian Capital, not each Fund that is sub-advised, is responsible for the payment of the sub-advisory fee.

Shareholder Approval

To become effective with respect to the Fund, the New Sub-Advisory Agreement must be approved by a vote of a majority of the outstanding voting securities of the Fund.  Where a vote of the "majority of the outstanding voting securities" of a Fund is required to approve a proposal, it shall mean the lesser of (i) 67% or more of the shares of the Fund entitled to vote thereon present in person or by proxy at the Meeting if holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund.  The approval of a proposal depends upon whether a sufficient number of votes are cast for the proposal. Accordingly, an instruction to abstain from voting on any proposal could have the same practical effect as an instruction to vote against the proposal.

Board Considerations

The Board of Trustees of the Trust ("Board") oversees the management of each series of the Trust (each, a "Fund" and collectively, the "Funds") and, as required by law, determines whether to approve and, after the initial term, continue the Trust's advisory and sub-advisory agreements.

At an in-person meeting held on January 8, 2015, the Board, which was comprised solely of trustees who are not considered interested persons of the Funds (as defined in the Investment Company Act of 1940, as amended) (the "Independent Trustees"), considered information relating to the proposed investment advisory and management agreement (the "Advisory Agreement") with Jackson National Asset Management, LLC ("JNAM").  At a telephonic meeting held on December 1, 2014 and in-person meetings held on December 10, 2014 and January 8, 2015, the Board considered management's proposals to transfer the Trust's investment advisory function to JNAM, as well as information related to the Trust's Sub-Advisers and proposed new sub-advisory agreements between JNAM and each Sub-Adviser (the "Sub-Advisory Agreements," and together with the Advisory Agreement, the "Agreements").  The Board noted that the Sub-Advisers for the Trust would not change, and that the Sub-Advisory Agreements would be essentially the same as the existing agreements, except that JNAM would be the contracting investment adviser.

In advance of the meeting, independent legal counsel for the Independent Trustees requested that certain information be provided to the Board relating to the Agreements.  The Board received, and had the opportunity to review, this and other materials, ask questions and request further information in connection with its consideration.  At the conclusion of the Board's discussions, the Board approved the Agreements.

In reviewing the Agreements and considering the information, the Board was advised by outside independent legal counsel.  The Board considered the factors it deemed relevant, including: (1) the nature, quality and extent of the services provided and proposed to be provided, (2) the investment performance of each Fund, (3) cost of services for each Fund, (4) profitability data, (5) whether economies of scale may be realized and shared, in some measure, with investors as each Fund grows, and (6) other benefits that may accrue to JNAM or each Sub-Adviser through its

SEC Comment 1g and 1h

relationship with the Trust.  In approving the New Advisory Agreement, the Board did not consider the profits of JNAM as it had not yet begun acting as investment adviser to the Funds.  With regard to the profitability of the Sub-Advisers, the Board noted that it recently had considered their profitability as part of the Board's annual consideration of the Sub-Advisory Agreements and that there were no changes in the terms of the Sub-Advisory Agreements, except that JNAM would become the contracting party.  In its deliberations, the Board, in exercising its business judgment, did not identify any single factor that alone was responsible for its decision to approve the Agreements.

Before approving the Agreements, the Independent Trustees met in executive session with their independent legal counsel to consider the materials provided by JNAM and the Sub-Advisers and the terms of the Agreements.  Based on its evaluation of those materials, the Board concluded that the Agreements are in the best interests of the shareholders of the Trust and each applicable Fund.  In reaching its conclusions, the Board considered numerous factors, including the following:

Nature, Quality and Extent of Services

The Board examined the nature, quality and extent of the services provided by the Sub-Advisers and proposed to be provided by JNAM.

For each Fund, the Board considered the services proposed to be provided by JNAM, including but not limited to, its oversight of the Sub-Advisers pursuant to the Advisory Agreement, recommending the hiring or removal of Sub-Advisers pursuant to the Trust's "Manager of Managers" exemptive order, as well as the provision of recordkeeping and compliance services to the Funds.  The Board noted that the proposed services and the amounts the Funds would pay would be substantially the same as under the existing contract with the Funds' current investment adviser, Curian Capital LLC ("Curian").  The Board also took into account that JNAM would monitor the performance of the various organizations that provide services to the Funds, including the Funds' distributor, transfer agent and custodian.  With respect to JNAM's oversight of the Sub-Advisers, the Board noted that JNAM would be responsible for screening and recommending new sub-advisers when appropriate, as well as monitoring and reporting to the Board on the performance and operations of the existing Sub-Advisers.  The Board noted that JNAM is an affiliate of Curian.  The Board also noted that it was very familiar with JNAM and the quality of its services, since it had served as sub-administrator to the Trust since its inception and because certain employees of JNAM serve as officers of the Trust.  The Board also considered that certain employees of Curian are dual employees of JNAM. The Board also discussed with representatives of JNAM its resources, existing fund offerings and experience in managing similar funds.
The Board also considered the investment sub-advisory services to be provided by each Sub-Adviser under the new Sub-Advisory Agreements.  The Board noted that the terms of each Sub-Advisory Agreement are materially similar to the respective Sub-Adviser's current sub-advisory agreement with Curian, and that the Sub-Advisers would continue performing the same services to the Funds under the new Sub-Advisory Agreements as they do under the existing agreement.
The Board reviewed the qualifications, backgrounds and responsibilities of JNAM's senior management who would be responsible for oversight of the Funds and each Sub-Adviser, and also reviewed the qualifications and backgrounds of JNAM's and the Sub-Advisers' portfolio managers who would be responsible for the day-to-day management of each Fund.  The Board reviewed information pertaining to JNAM's and each Sub-Adviser's organizational structure, senior management, financial condition, investment operations and other relevant information.  The Board also considered compliance reports about JNAM and each Sub-Adviser from the Trust's Chief Compliance Officer, and met in executive session with the Chief Compliance Officer to discuss these matters.
Based on the foregoing, the Board concluded that (i) each Fund is likely to benefit from the nature, extent and quality of the services proposed to be provided by JNAM under the Advisory Agreement, particularly because the scope of services and the amounts to be paid for those services will be substantially the same as the existing arrangements, and where applicable, that (ii) each Fund is likely to continue to benefit from the nature, extent and quality of the services to be provided by its Sub-Adviser under the respective Sub-Advisory Agreement.
Investment Performance of the Funds

The Board noted that it recently had examined the performance of each Fund as part of its annual consideration of the advisory contract with Curian and the existing Sub-Advisers.  Because JNAM was not responsible for that performance, the Board did not give the Funds' performance primary consideration in their review of JNAM, but

SEC Comment 1g and 1h

noted that it would review with JNAM on a quarterly basis detailed information about each Fund's performance results and investment strategies.  The Board also noted that it would consider the performance of each Fund, including how the Fund performs versus the average performance of a group of comparable funds ("peer group") selected by an independent data service and how the Fund performed versus its primary benchmark ("benchmark") index.  The Board likewise did not give primary consideration to the performance of the Sub-Advisers because of its recent review and the fact that the Sub-Advisory Agreements would not substantially change, other than the fact that JNAM would become the contracting party, not Curian. Nevertheless, the Board had available to it performance information for each Fund for periods ended October 31, 2014.

Costs of Services

The Board reviewed the fees to be paid to JNAM and each Fund's Sub-Adviser(s).  The Board noted that the proposed contractual advisory and sub-advisory fees under the new Agreements would remain the same as they are under the existing advisory and sub-advisory agreements and that the fee and expense information it considered at its December 2014 meetings regarding the existing agreements remained applicable.  For each Fund, the Board had available to it fee and expense information as compared to that of comparable funds managed by other advisers, as well as fees charged by each Sub-Adviser to similar clients, if any.

In addition, the Board considered that JNAM's fees as the proposed administrator to the Funds would be lower for most of the Funds than the existing administrative fee and that the respective Funds' total expenses would decrease as a result.

Economies of Scale

The Board considered whether each Fund's proposed advisory fee would reflect economies of scale for the benefit of the Funds' shareholders.  Based on information provided by JNAM, the Board noted that the fee arrangement for each contains breakpoints that would decrease the advisory fee rate as assets increase.  Additionally, the Board considered the extent to which the breakpoints would reflect economies of scale for the benefit of shareholders.  The Board concluded that the proposed advisory fee structure, in some measure, allows for adequate participation by shareholders in economies of scale across the Fund complex.

The Board also considered that the proposed sub-advisory fee rates would be paid by JNAM to each Sub-Adviser.  For this reason, JNAM, rather than shareholders, would directly benefit from these breakpoints.  Additionally, to the extent that JNAM would waive its advisory fee with respect to a certain Fund, the Fund would also potentially benefit from the breakpoints in sub-advisory fees.  The Board concluded that the sub-advisory fee schedules, where applicable, in some measure allow for adequate participation by shareholders in economies of scale.

Profitability

The Board noted that it recently had extensively considered information concerning the costs incurred and profits realized by each Sub-Adviser as part of its annual 15(c) review in December 2014.  The Board did not consider the profits to be realized by JNAM, since it had not yet begun serving as investment adviser to the Funds.  The Board determined that profits that have been realized by each Sub-Adviser were not unreasonable.

Other Benefits to JNAM and the Sub-Advisers

In evaluating the benefits that may accrue to JNAM through its relationship with the Funds, the Board noted that JNAM and certain of its affiliates serve the Funds in various capacities, including as adviser, administrator, transfer agent and distributor, and receive compensation from the Funds in connection with providing certain services to the Funds.  The Board noted that each service to be provided to the Funds by JNAM or one of its affiliates would be pursuant to a written agreement, which the Board would evaluate periodically as required by law.  The Board also noted that certain Sub-Advisers pay for portions of meetings organized by the Funds' distributor to educate wholesalers about the Fund(s) that each of those Sub-Advisers manages.  In addition, certain affiliates of the Sub-Advisers participate in the sale of funds or insurance contracts and are compensated by the Funds' distributor for these activities, in addition to payments for marketing and conferences.  An affiliate of JNAM and its subsidiaries participate in the sales of shares of retail mutual funds advised by certain Sub-Advisers and other unaffiliated entities, and receive selling and other compensation from them in connection with those activities.  The Board reviewed the monetary values of these transactions.  Lastly, the Board considered that certain affiliates of JNAM may receive benefits under the federal income tax laws with respect to tax deductions and credits.

SEC Comment 1g and 1h
In evaluating the benefits that may accrue to the Sub-Advisers through their relationship with the Fund(s), the Board noted that each Sub-Adviser may receive indirect benefits in the form of soft dollar arrangements for portfolio securities trades placed with the Funds' assets and may also develop additional investment advisory business with JNAM, the Funds or other clients of the Sub-adviser as a result of its relationship with the Fund(s).

If this Proposal is approved by the Fund's shareholders, the new Investment Advisory and Management Agreement will become effective on April 27, 2015.

THE BOARD OF TRUSTEES, INCLUDING THE INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF PROPOSAL 2.

SEC Comment 1g and 1h

Limitation of Liability.  The Current Sub-Advisory Agreement and the New Sub-Advisory Agreement provide that the Sub-Adviser will not be liable for, and the Adviser will not take any action against the Sub-Adviser to hold the Sub-Adviser liable for any act, omission, error of judgment or mistake of law or for any loss suffered by the Fund, any shareholder of the Fund or the Adviser either in connection with the performance of Sub-Adviser's duties under the agreement or its failure to perform due to events beyond the reasonable control of the Sub-Adviser or its agents, except for a loss resulting from Sub-Adviser's willful misfeasance, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the agreement.

Termination.  The Current Sub-Advisory Agreement and the New Sub-Advisory Agreement may be terminated as to the Fund at any time, without the payment of any penalty, on sixty days' written notice by the Trust or Adviser, or on sixty days' written notice by the Sub-Adviser.  The agreement will immediately terminate in the event of its assignment.

Affiliated Brokerage and Other Fees

The Fund did not pay any brokerage commissions within the last fiscal year to (i) any broker that is an affiliated person of the Fund or an affiliated person of such person, or (ii) any broker an affiliated person of which is an affiliated person of the Fund, the Adviser or the Sub-Adviser.

During the Fund's last fiscal year, the Fund did not make any material payments to the Adviser or the Sub-Adviser or any affiliated person of the Adviser or the Sub-Adviser for services provided to the Fund (other than pursuant to the Current Investment Advisory and Management Agreement or Current Sub-Advisory Agreement or fees paid to the Fund's Distributor, Jackson National Life Distributors LLC).

Shareholder Approval

To become effective with respect to the Fund, the New Sub-Advisory Agreement must be approved by a vote of a majority of the outstanding voting securities of the Fund.  Where a vote of the "majority of the outstanding voting securities" of a Fund is required to approve a proposal, it shall mean the lesser of (i) 67% or more of the shares of the Fund entitled to vote thereon present in person or by proxy at the Meeting if holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund.  The approval of a proposal depends upon whether a sufficient number of votes are cast for the proposal. Accordingly, an instruction to abstain from voting on any proposal could have the same practical effect as an instruction to vote against the proposal.

Board Considerations

The Board of Trustees of the Trust ("Board") oversees the management of each series of the Trust (each, a "Fund" and collectively, the "Funds") and, as required by law, determines whether to approve and, after the initial term, continue the Trust's advisory and sub-advisory agreements.

At an in-person meeting held on January 8, 2015, the Board, which was comprised solely of trustees who are not considered interested persons of the Funds (as defined in the Investment Company Act of 1940, as amended) (the "Independent Trustees"), considered information relating to the proposed investment advisory and management agreement (the "Advisory Agreement") with Jackson National Asset Management, LLC ("JNAM").  At a telephonic meeting held on December 1, 2014 and in-person meetings held on December 10, 2014 and January 8, 2015, the Board considered management's proposals to transfer the Trust's investment advisory function to JNAM, as well as information related to the Trust's Sub-Advisers and proposed new sub-advisory agreements between JNAM and each Sub-Adviser (the "Sub-Advisory Agreements," and together with the Advisory Agreement, the "Agreements").  The Board noted that the Sub-Advisers for the Trust would not change, and that the Sub-Advisory Agreements would be essentially the same as the existing agreements, except that JNAM would be the contracting investment adviser.

In advance of the meeting, independent legal counsel for the Independent Trustees requested that certain information be provided to the Board relating to the Agreements.  The Board received, and had the opportunity to review, this and other materials, ask questions and request further information in connection with its consideration.  At the conclusion of the Board's discussions, the Board approved the Agreements.

In reviewing the Agreements and considering the information, the Board was advised by outside independent legal counsel.  The Board considered the factors it deemed relevant, including: (1) the nature, quality and extent of the

SEC Comment 1g and 1h

services provided and proposed to be provided, (2) the investment performance of each Fund, (3) cost of services for each Fund, (4) profitability data, (5) whether economies of scale may be realized and shared, in some measure, with investors as each Fund grows, and (6) other benefits that may accrue to JNAM or each Sub-Adviser through its relationship with the Trust.  In approving the New Advisory Agreement, the Board did not consider the profits of JNAM as it had not yet begun acting as investment adviser to the Funds.  With regard to the profitability of the Sub-Advisers, the Board noted that it recently had considered their profitability as part of the Board's annual consideration of the Sub-Advisory Agreements and that there were no changes in the terms of the Sub-Advisory Agreements, except that JNAM would become the contracting party.  In its deliberations, the Board, in exercising its business judgment, did not identify any single factor that alone was responsible for its decision to approve the Agreements.

Before approving the Agreements, the Independent Trustees met in executive session with their independent legal counsel to consider the materials provided by JNAM and the Sub-Advisers and the terms of the Agreements.  Based on its evaluation of those materials, the Board concluded that the Agreements are in the best interests of the shareholders of the Trust and each applicable Fund.  In reaching its conclusions, the Board considered numerous factors, including the following:

Nature, Quality and Extent of Services

The Board examined the nature, quality and extent of the services provided by the Sub-Advisers and proposed to be provided by JNAM.

For each Fund, the Board considered the services proposed to be provided by JNAM, including but not limited to, its oversight of the Sub-Advisers pursuant to the Advisory Agreement, recommending the hiring or removal of Sub-Advisers pursuant to the Trust's "Manager of Managers" exemptive order, as well as the provision of recordkeeping and compliance services to the Funds.  The Board noted that the proposed services and the amounts the Funds would pay would be substantially the same as under the existing contract with the Funds' current investment adviser, Curian Capital LLC ("Curian").  The Board also took into account that JNAM would monitor the performance of the various organizations that provide services to the Funds, including the Funds' distributor, transfer agent and custodian.  With respect to JNAM's oversight of the Sub-Advisers, the Board noted that JNAM would be responsible for screening and recommending new sub-advisers when appropriate, as well as monitoring and reporting to the Board on the performance and operations of the existing Sub-Advisers.  The Board noted that JNAM is an affiliate of Curian.  The Board also noted that it was very familiar with JNAM and the quality of its services, since it had served as sub-administrator to the Trust since its inception and because certain employees of JNAM serve as officers of the Trust.  The Board also considered that certain employees of Curian are dual employees of JNAM. The Board also discussed with representatives of JNAM its resources, existing fund offerings and experience in managing similar funds.
The Board also considered the investment sub-advisory services to be provided by each Sub-Adviser under the new Sub-Advisory Agreements.  The Board noted that the terms of each Sub-Advisory Agreement are materially similar to the respective Sub-Adviser's current sub-advisory agreement with Curian, and that the Sub-Advisers would continue performing the same services to the Funds under the new Sub-Advisory Agreements as they do under the existing agreement.
The Board reviewed the qualifications, backgrounds and responsibilities of JNAM's senior management who would be responsible for oversight of the Funds and each Sub-Adviser, and also reviewed the qualifications and backgrounds of JNAM's and the Sub-Advisers' portfolio managers who would be responsible for the day-to-day management of each Fund.  The Board reviewed information pertaining to JNAM's and each Sub-Adviser's organizational structure, senior management, financial condition, investment operations and other relevant information.  The Board also considered compliance reports about JNAM and each Sub-Adviser from the Trust's Chief Compliance Officer, and met in executive session with the Chief Compliance Officer to discuss these matters.
Based on the foregoing, the Board concluded that (i) each Fund is likely to benefit from the nature, extent and quality of the services proposed to be provided by JNAM under the Advisory Agreement, particularly because the scope of services and the amounts to be paid for those services will be substantially the same as the existing arrangements, and where applicable, that (ii) each Fund is likely to continue to benefit from the nature, extent and quality of the services to be provided by its Sub-Adviser under the respective Sub-Advisory Agreement.
Investment Performance of the Funds

SEC Comment 1g and 1h
The Board noted that it recently had examined the performance of each Fund as part of its annual consideration of the advisory contract with Curian and the existing Sub-Advisers.  Because JNAM was not responsible for that performance, the Board did not give the Funds' performance primary consideration in their review of JNAM, but noted that it would review with JNAM on a quarterly basis detailed information about each Fund's performance results and investment strategies.  The Board also noted that it would consider the performance of each Fund, including how the Fund performs versus the average performance of a group of comparable funds ("peer group") selected by an independent data service and how the Fund performed versus its primary benchmark ("benchmark") index.  The Board likewise did not give primary consideration to the performance of the Sub-Advisers because of its recent review and the fact that the Sub-Advisory Agreements would not substantially change, other than the fact that JNAM would become the contracting party, not Curian. Nevertheless, the Board had available to it performance information for each Fund for periods ended October 31, 2014.

Costs of Services

The Board reviewed the fees to be paid to JNAM and each Fund's Sub-Adviser(s).  The Board noted that the proposed contractual advisory and sub-advisory fees under the new Agreements would remain the same as they are under the existing advisory and sub-advisory agreements and that the fee and expense information it considered at its December 2014 meetings regarding the existing agreements remained applicable.  For each Fund, the Board had available to it fee and expense information as compared to that of comparable funds managed by other advisers, as well as fees charged by each Sub-Adviser to similar clients, if any.

In addition, the Board considered that JNAM's fees as the proposed administrator to the Funds would be lower for most of the Funds than the existing administrative fee and that the respective Funds' total expenses would decrease as a result.

Economies of Scale

The Board considered whether each Fund's proposed advisory fee would reflect economies of scale for the benefit of the Funds' shareholders.  Based on information provided by JNAM, the Board noted that the fee arrangement for each contains breakpoints that would decrease the advisory fee rate as assets increase.  Additionally, the Board considered the extent to which the breakpoints would reflect economies of scale for the benefit of shareholders.  The Board concluded that the proposed advisory fee structure, in some measure, allows for adequate participation by shareholders in economies of scale across the Fund complex.

The Board also considered that the proposed sub-advisory fee rates would be paid by JNAM to each Sub-Adviser.  For this reason, JNAM, rather than shareholders, would directly benefit from these breakpoints.  Additionally, to the extent that JNAM would waive its advisory fee with respect to a certain Fund, the Fund would also potentially benefit from the breakpoints in sub-advisory fees.  The Board concluded that the sub-advisory fee schedules, where applicable, in some measure allow for adequate participation by shareholders in economies of scale.

Profitability

The Board noted that it recently had extensively considered information concerning the costs incurred and profits realized by each Sub-Adviser as part of its annual 15(c) review in December 2014.  The Board did not consider the profits to be realized by JNAM, since it had not yet begun serving as investment adviser to the Funds.  The Board determined that profits that have been realized by each Sub-Adviser were not unreasonable.

Other Benefits to JNAM and the Sub-Advisers

In evaluating the benefits that may accrue to JNAM through its relationship with the Funds, the Board noted that JNAM and certain of its affiliates serve the Funds in various capacities, including as adviser, administrator, transfer agent and distributor, and receive compensation from the Funds in connection with providing certain services to the Funds.  The Board noted that each service to be provided to the Funds by JNAM or one of its affiliates would be pursuant to a written agreement, which the Board would evaluate periodically as required by law.  The Board also noted that certain Sub-Advisers pay for portions of meetings organized by the Funds' distributor to educate wholesalers about the Fund(s) that each of those Sub-Advisers manages.  In addition, certain affiliates of the Sub-Advisers participate in the sale of funds or insurance contracts and are compensated by the Funds' distributor for these activities, in addition to payments for marketing and conferences.  An affiliate of JNAM and its subsidiaries participate in the sales of shares of retail mutual funds advised by certain Sub-Advisers and other unaffiliated entities, and receive selling and other compensation from them in connection with those activities.  The Board

SEC Comment 1g and 1h

reviewed the monetary values of these transactions.  Lastly, the Board considered that certain affiliates of JNAM may receive benefits under the federal income tax laws with respect to tax deductions and credits.

In evaluating the benefits that may accrue to the Sub-Advisers through their relationship with the Fund(s), the Board noted that each Sub-Adviser may receive indirect benefits in the form of soft dollar arrangements for portfolio securities trades placed with the Funds' assets and may also develop additional investment advisory business with JNAM, the Funds or other clients of the Sub-adviser as a result of its relationship with the Fund(s).

If this Proposal is approved by the Fund's shareholders, the New Sub-Advisory Agreement will become effective on April 27, 2015.

THE BOARD OF TRUSTEES, INCLUDING THE INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF PROPOSAL 3.

SEC Comment 1e

CONTINGENCY PLAN

As discussed in Proposal 2, it is proposed that all Funds approve a new investment advisory agreement with JNAM.  If Proposal 2 (approval of the JNAM Agreement) is not approved as of the Effective Date, the Board (as composed at that time) will consider what actions are appropriate and in the best interests of Contract Owners, including the possible appointment of an interim investment adviser (which may be JNAM), the continued retention of Curian Capital as investment adviser, or other possible alternatives.  Similarly, if Proposal 3 is not approved by Contract Owners, the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in that Fund.

OTHER BUSINESS

The Trustees do not intend to present and do not have reason to believe that others will present any other items of business at the Meeting. However, if other matters are properly presented to the Meeting for a vote, the proxies will be voted upon such matters in accordance with the judgment of the persons acting under the proxies.

The Trust does not hold regular meetings of Shareholders.  Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent meeting of Shareholders should send their written proposals to the Secretary of the Trust at the address set forth on the first page of this proxy statement.

Proposals must be received a reasonable time prior to the date of a meeting of Shareholders to be considered for inclusion in the proxy materials for a meeting. Timely submission of a proposal does not, however, necessarily mean that the proposal will be included. Persons named as proxies for any subsequent meeting of Shareholders will vote in their discretion with respect to proposals submitted on an untimely basis.

SOLICITATION OF PROXIES AND CONTRACT OWNER VOTING INSTRUCTIONS

The Board of Trustees has determined that the use of this Proxy Statement is in the best interest of the Fund and its investors in light of the same matters being considered and voted on by the shareholders. In addition to the mailing of these proxy materials, voting instructions may be solicited by letter, facsimile, telephone or personal contact by officers or employees of the Trust, Curian Capital or Jackson.

Curian Capital, as the Trust's Administrator, has retained the services of Computershare Fund Services ("Computershare"), 280 Oser Avenue, Hauppauge, New York 11788, to assist in the solicitation of voting instructions.  The anticipated cost of the services to be provided by Computershare in connection with this proxy solicitation is approximately $180,169.

The costs of the printing and mailing of the Notice, this Proxy Statement, and the accompanying voting instruction card, and the solicitation of Contract Owner voting instructions, will be paid by Curian Capital.  The Trust is not expected to bear any significant expenses in connection with the Meeting or the solicitation of proxies and voting instructions.

PROMPT EXECUTION AND RETURN OF THE ENCLOSED VOTING INSTRUCTIONS FORM IS REQUESTED.
A SELF-ADDRESSED, POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

Susan S. Rhee
Vice President, Chief Legal Officer, and Secretary

Dated: February 19, 2015
Denver, Colorado

28

February 5, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	Curian Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced proxy statement effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filing effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filing; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

Diana R. Gonzalez
Assistant Vice President